Exhibit 99.3

Chairman Letter

Dear Shareholders of AirMedia,

In 2018, the Board made a number of decisions to realign our business by focusing our crucial resources on the further development of the in-flight connectivity business. On the one hand, the management had redefined our core competence and focused on enhancing our efforts on in-flight entertainment, interactive contents, and advertisements. On the other hand, the management had explored innovative business models taking advantage of the thriving potentials of our strategic collaborations with Eutelsat Communications and China Unicom on satellite communication link and license.

Established in 2017, UnicomAirNet Co. Ltd. (the “UnicomAirNet”) is a joint venture of China Unicom and AirMedia and licensed to provide its corporate customers with satellite communication links. Devoted to becoming a leading provider of technological solutions and value-added services of in-flight connectivity, UnicomAirNet is combining satellites and land-based beacons to provide a global communication network serving the demands of connectivity raised from aviation in the air . Starting from the second half of 2018, UnicomAirNet has been providing in-flight connectivity service to 7 wide-body aircrafts operated by China Eastern Airlines and testing service to 4 aircrafts operated by China Southern Airlines, respectively. While enhancing localization of technical solutions to satellite-and-ground connectivity, UnicomAirNet is stepping up the connectivity services tailored to accommodate the clients’ need in China.

In October 2018, we signed strategic cooperation agreements with Qingdao Airlines, Chengdu Airlines, and Yunnan Hongtu Airlines(the “Agreements”), outlining detailed plans to establish collaborations ranging from the deployment of in-flight connectivity systems onboard airplanes, operational management of air-to-ground satellite communications, development and management of air-to-ground Internet platforms, operational management of in-flight multimedia entertainment and other emerging value-added in-flight Internet services.

In December 2018, EASTO APP came online on selected airplanes operated by China Eastern Airlines. As part of the strategic collaborations between us and China Eastern Airlines Media Co., Ltd. (the “CEA Media”), EASTO APP was created jointly as an Internet empowered in-flight entertainment connectivity platform enabling China Eastern Airlines to provide its travelers with streaming multimedia, e-commerce, and other customized and interactive experiences. While operating and maintaining the platform, we are devoted to working with CEA Media to further integrate available resources to enrich travelers' experience.

Being in the business for more than 10 years, we have become a highly regarded in-flight television media operator in China and been providing advertising services for hundreds of corporate clients on more than 90,000 in-flight screens installed on more than 1,500 aircrafts operated by Air China, China Eastern Airlines, China Southern Airlines and other airlines covering 2,100 routes.

Being as a leading operator of in-flight entertainment media, we are entitled to exclusive in-flight copyrights of over 80% of movies currently shown in domestic theaters, more than 800 archived films, and thousands of hours of multimedia programs. While being engaged in providing copyrighted entertainment contents to more than 30 airlines, we reshaped our ability to deliver advertising contents in abundance across different in-flight entertainment systems. With more than 10 years of extended experience, we are capable of producing entertainment contents and advertising contents tailored to the needs of corporate clients.

Built upon our achievements made in 2018, we aim to further step up our endeavor embracing the in-flight connectivity market in 2019. In March 2019, we announced our collaboration with Honeywell under which one of our subsidiaries has been selected as the sole distributor of Honeywell’s next-generation JetWave TM satellite communications hardware in China, enabling Chinese airlines to have access to an all-in-one solution that provides high-speed, in-flight Wi-Fi service. Honeywell’s JetWave TM satellite communications hardware provides high-speed in-flight Wi-Fi service worldwide by seamlessly establishing Ka-band communication links with the Global Xpress Network of the International Maritime Satellite Organization (Inmarsat Aviation) and satellite ChinaSat 16 and ChinaSat 18. Built upon JetWave TM satellite communication hardware and our competence of system integration, we have further released a comprehensive line of products and services, which are well received by domestic airlines.

Through our efforts on the realignment from a media company to a technology company in the past few years, we have gradually reinvented ourself by shaping our core competences in building a mass flow of data over satellite communication links, providing comprehensive solutions for in-flight connectivity, operating platforms of interactive services, analyzing big data and commercializing in-flight connectivity. We are consolidating our established advantages in in-flight entertainment with connectivity.

To better suit our initiatives and our endeavors for future development, the Board of Directors approved a proposal brought by the management to submit to the shareholders' meeting for approval the name change of the Company from "AirMedia Group Inc." to "AirNet Technology Inc." and the change of Nasdaq trading symbol from “AMCN” to “ANTE”. Under the new name, we will continue on the journey to enrich the experience of air travellers, to improve returns of business partners and to create additional values for shareholders through innovation.